December 9, 2011

Via E-mail

and Via EDGAR

Ms. Linda Cvrkel

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Trinity Industries, Inc.

Form 10-K for the Year Ended December 31, 2010

Filed February 17, 2011

Form 10-Q for the Quarter Ended September 30, 2011

Filed October 26, 2011

Form 8-K furnished on October 26, 2011

File No. 001-06903

Dear Ms. Cvrkel:

Trinity Industries, Inc. (the “Company”) is submitting its response to the comments regarding the Company’s Form 10-K for the year ended December 31, 2010, Form 10-Q for the quarter ended September 30, 2011, and Form 8-K furnished on October 26, 2011 set forth in the letter from the Securities and Exchange Commission (“SEC”) dated November 29, 2011.

The staff’s comments are set forth below and the Company’s responses are set forth after the staff comments. The Company will include the changes discussed in each item below beginning with the Form 10-K for the year ended December 31, 2011 which will be filed in February 2012.

Form 10-K for the Year Ended December 31, 2010

Management’s Discussion and Analysis

Liquidity and Capital Resources, page 29

1.	SEC Comment: Please revise future filings to expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader’s understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

Response: We will expand our liquidity discussion to cover the three-year period covered by the financial statements in future Form 10-K filings.

2.	SEC Comment: Please revise your Liquidity section of MD&A in future filings to provide an estimate of your expected capital expenditures for the following fiscal year.

Response: We will provide an estimate of our expected capital expenditures for the following fiscal year in future

Form 10-K filings.

Notes to the Financial Statements

Note 4. Segment Information, page 51

3.	SEC Comment: We note your disclosure that gains and losses from the sale of property, plant, and equipment which related to manufacturing and dedicated to the specific manufacturing operations of a particular segment are recorded in the cost of revenues of that respective segment. Gains and losses from the sale of property, plant, and equipment which can be utilized by multiple segments are recorded in the cost of revenues of the All Other segment. Please note that we believe gains and losses on the sales of assets should be recorded as part of operating income but should not be recorded in revenue or as an offset to cost of revenue. Please revise accordingly or alternatively explain to us why you believe it is appropriate to record these gains and losses as part of cost of revenue.

Response: In your comment letter to the Company dated October 22, 2009, regarding the review of the Company’s Form 10-K for the year ended December 31, 2008, a related issue was raised in comment 3 as follows, “We note you classify the gains and losses from sales and disposals of assets as a component of other, net (income) expense. Please revise future filings to reflect these amounts as components of operating income. Refer to the guidance outlined in paragraph 25 and 45 of SFAS No. 144 and footnote 68 to SAB Topic 13.” We responded in our letter dated October 30, 2009 to this comment as follows: “Beginning with the Company’s Form 10-Q for the quarter ended September 30, 2009, the gains and losses from sales and disposals of assets have been reclassified to reflect these amounts as components of operating income for all periods presented. These amounts have been included in the total cost of revenues component of operating costs. Due to the immateriality of these amounts, the Company has not created the separate category, other general expenses, as discussed in SAB Topic 13 footnote 68. Should these gains and losses become material, the Company will create a separate category of other general expenses.”

Our previous response is still applicable in that amounts related to gains and losses from asset disposals have not been material, would not impact gross margin trends, and are disclosed in the consolidated statement of cash flows. Therefore no separate category has been necessary. In our Form 10-K for the year ended December 31, 2010, we disclosed as a separate line item in our statement of operations for the year ended December 31, 2010, a gain on the disposition of flood-damaged property, plant, and equipment in the amount of $9.7 million in order to separately identify the gain resulting from a specific casualty event which occurred in 2010. As stated previously, should such gains and losses from the sale of property, plant, and equipment become material in future filings, the Company will create a separate category of other general expenses and appropriately disclose such gains and losses. Furthermore, we will revise the Segment Information disclosure in future filings regarding the accounting for gains and losses from asset disposals to read as follows: “Gains and losses from the sale of property, plant, and equipment which are related to manufacturing and dedicated to the specific manufacturing operations of a particular segment are included in operating profit of that respective segment. Gains and losses from the sale of property, plant, and equipment which can be utilized by multiple segments are included in operating profit of the All Other segment.”

Note 5. Railcar Leasing and Management Services Group, page 53

4.

SEC Comment: We note from your table in Note 5 that it appears that you include the sales of railcars from the lease fleet in revenues of the Railcar Leasing and Management Services Group. Please explain to us and disclose in future filings how long these cars are held as leases prior to their sale and explain to us why you believe it is appropriate to recognize the sale in revenue. We believe that gains or losses resulting from the sale of productive assets that have been leased for an extended period of time should be excluded from revenue. Such amounts should be presented as a separate line item below your gross margin. Also, please ensure that you clearly describe the revenue recognition policy related to leased railcars in your response and revised disclosure.

Response: The inclusion in revenue of sales of railcars from our lease fleet reflects the co-marketing relationship of the Company’s captive leasing company with our Rail Group segment, the manufacturer of the railcars, which jointly operate from a sales and marketing standpoint under the single identity and trade name TrinityRail®. This viewpoint is supported by the Narrative Description of Business found in Part I, Item 1 on page 3 of our 2010 Form 10K, “We manufacture and sell railcars and railcar parts in addition to leasing railcars to our customers through our integrated business model, which includes a captive leasing business, Trinity Industries Leasing Company (“TILC”).” Additionally we state on page 2 of our 2010 Form 10-K under the description of our Railcar Leasing and Management Services Group that, “As a provider of leasing and management services, our Leasing Group is an important strategic resource that uniquely links our Rail Group with our customers. Trinity’s Rail Group and TILC coordinate sales and marketing activities under the registered trade name TrinityRail(R), thereby providing a single point of contact for railroads and shippers seeking solutions to their rail equipment and service needs.” The average duration in our lease fleet of the leased equipment sold for the calendar years ended 2010, 2009, and 2008 was 4.4 years, 2.0 years, and 1.9 years, respectively. As you can see, these railcars were sold not long after being acquired by our lease fleet – lease fleet railcars are generally depreciated over thirty-five years – and represent the realization of the Company’s principal revenue earning activity at the time of sale – the railcar’s manufacture and delivery to a third-party. In our opinion, the inclusion of railcar sales by our leasing segment in revenue recognizes the pass-through nature of these sales from our Rail Group segment to its customer base.

We recognize that there are certain circumstances where the sale of railcars by our leasing company should be recorded as a net gain or loss below our gross margin and excluded from revenue and cost of revenues such as in the instance of casualty losses, product obsolescence, declining utility due to age, or in the rare instance where the Trinity Rail Group is not the manufacturer. We agree to make such changes in future filings.

Note 6. Investment in TRIP Holdings, page 56

5.	SEC Comment: We note your disclosure that as of January 1, 2010 you consolidated your investment in TRIP as a VIE under the guidance in ASC 810 and in September 2010, you purchased an additional ownership interest for $28.6 million, resulting in a majority ownership of 57.1%. Please explain to us and disclose in the notes to the financial statements how you accounted for this additional ownership interest in September 2010. See guidance in ASC 810-10-45-23.

Response: We accounted for the purchase of the additional ownership interest in TRIP Holdings as follows ($millions):

	Debit	Credit
Cash		$28.6
Noncontrolling interest	$45.3
Capital in excess of par value		$10.3
Deferred income taxes		$6.4

In future filings, we will insert an explanation in our Investment in TRIP Holdings footnote stating, “In 2010, we purchased an additional 29.0% interest in TRIP Holdings for $28.6 million. The carrying amount of the noncontrolling interest was reduced by $45.3 million to reflect the change in its ownership interest, resulting in an increase to stockholders’ equity attributable to Trinity Industries’ controlling interest of $10.3 million, net of tax.”

Note 18. Commitments and Contingencies, page 77

6.	SEC Comment: We note your disclosure that it is management’s opinion that the ultimate outcome of all current litigation and other claims, including settlements, in the aggregate will not have a material effect on the Company’s overall financial condition for purposes of financial reporting. However, resolution of certain claims or lawsuits by settlement or otherwise could impact the operating results of the reporting period in which such resolution occurs. In light of the fact that it appears it may be reasonably possible that additional loss may occur, please revise future filings to include disclosure of the nature of the contingencies and an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. If you do not believe that any additional loss will be material to either your financial position or results of operations, please indicate such conclusion in your response and revised disclosure in future filings. See guidance in ASC 450-20-50. Your disclosure should also include any reasonably possible losses related to environmental and workplace laws and regulations claims.

Response: In future filings, we will revise the first paragraph of our Commitments and Contingencies footnote under the subheading “Other Matters” to read as follows:

“The Company is involved in claims and lawsuits incidental to our business arising from various matters including product warranty, personal injury, environmental issues, workplace laws and various governmental regulations. The Company evaluates its exposure to such claims periodically and establishes accruals for these contingencies when a range of loss can be reasonably estimated. The range of loss for such matters, taking into consideration our rights in indemnity and recourse to third parties, is $xx.x to $xx.x. Total accruals of $xx.x are included in accrued liabilities in the accompanying consolidated balance sheet. The Company believes any additional liability would not be material to its financial position or results of operations.”

Form 10-Q for the Quarter Ended September 30, 2011

Note 1. Summary of Significant Accounting Policies

Stockholders’ Equity, page 6

7.	SEC Comment: We note your disclosure that for the quarter ended June 30, 2011, an amount of $15.5 million was reclassified between capital in excess of par value and accumulated other comprehensive loss to properly reflect the additional amount of accumulated unrealized loss on derivative financial instruments attributable to the Company after the purchase of additional interests in TRIP Holding. Please provide us more details of this transaction, including how the amount was calculated or determined. Also, in light of the fact that it appears the purchase of additional interests in TRIP Holdings occurred during 2010, please tell us why you have not presented this transaction as a correction of an error to the 2010 financial statements.

Response: The $15.5 million reclassification represents the accumulated other comprehensive loss (“AOCL”) included in the noncontrolling interest that was purchased (see comment 5 above) and improperly classified to capital in excess of par value instead of AOCL. In accordance with the guidance in ASC 810-10-45-24, a change in a parent’s ownership interest in a subsidiary that has accumulated other comprehensive income should result in an adjustment to accumulated other comprehensive income to reflect the change in the ownership interest in the subsidiary through a corresponding charge or credit to equity attributable to the parent.

We presented and disclosed this reclassification to properly reflect the additional amount of accumulated other comprehensive loss on derivative financial instruments attributable to the Company because, under the guidelines of Staff Accounting Bulletin 99, we reached the conclusion, after consultation with our public accounting firm, that there was not a substantial likelihood that a reasonable person would consider it material to the 2010 consolidated financial statements. The reclassification did not meet any of the considerations listed in Staff Accounting Bulletin 99 whereby a quantitatively small misstatement may be rendered material:

Criteria	Response
whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate	Item is precise but immaterial when compared to total Trinity equity – <1%

whether the misstatement masks a change in earnings or other trends	No effect on income or comprehensive income for any period

whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise	No effect on meeting analyst expectations

whether the misstatement changes a loss into income or vice versa	No

whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability	No

whether the misstatement affects the registrant’s compliance with regulatory requirements	No

whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements	No

whether the misstatement has the effect of increasing management’s compensation—for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation	No

whether the misstatement involves concealment of an unlawful transaction.	No

Further, the reclassification had no effect on earnings, earnings per share, other comprehensive income, total assets, total liabilities, total stockholder’s equity or total stockholders’ equity attributable to the controlling interest.

Note 18. Contingencies, page 24

8.	SEC Comment: We note your disclosure that due to the FRA directive, 100 recently manufactured tank cars were removed from service due to a railworthiness directive pertaining to a specific design of tank cars. Please tell us if there is a potential warranty issue associated with these rail cars and if so, please tell us how you have considered this directive in your warranty accrual. Also, please tell us and disclose in future filings, the estimated expense that you expect to incur to repair these railcars.

Response: An immaterial warranty accrual was recorded by our Rail Group Segment. However, since the affected railcars are all owned by subsidiaries included in the Company’s Railcar Leasing and Management Services Group and are included in property, plant, and equipment on the consolidated balance sheet, the immaterial warranty accrual was eliminated in consolidation.

At this time the outcome of the matter cannot be predicted and the amount of any potential costs and expenses expected to be incurred for compliance with the directive cannot be reasonably estimated. We will include such disclosure in future filings and at such time as we are able to reasonably estimate such compliance costs, we will disclose them, if material.

Report on Form 8-K dated October 25, 2011

Exhibit 99.1

Reconciliation of EBITDA

9.	SEC Comment: Based on the disclosure included in Exhibit 99.1 to your report on Form 8-K, we are unclear as to whether the non-GAAP measure EBITDA is used by the Company’s management primarily as a measure of liquidity or operating performance. Please revise future filings to clearly indicate how this non-GAAP measure is used by the Company’s management. Additionally, if the measure is used primarily as a liquidity measure as your current disclosures imply, please revise future filings to reconcile EBITDA to cash flow from operations, the most comparable GAAP measure, rather than net income.

Response: We will revise future filings to indicate the non-GAAP measure EBITDA is used by the Company’s management as primarily a measure of operating performance with the following wording which will accompany the reconciliation of EBITDA to net income from continuing operations:

“‘EBITDA’ is defined as income (loss) from continuing operations plus interest expense, income taxes, and depreciation and amortization including goodwill impairment charges. EBITDA is not a calculation based on generally accepted accounting principles. The amounts included in the EBITDA calculation, however, are derived from amounts included in the historical statements of operations data. In addition, EBITDA should not be considered as an alternative to net income or operating income as an indicator of our operating performance, or as an alternative to operating cash flows as a measure of liquidity. We believe EBITDA assists investors in comparing a company’s performance on a consistent basis without regard to depreciation and amortization, which can vary significantly depending upon many factors. However, the EBITDA measure presented in this press release may not always be comparable to similarly titled measures by other companies due to differences in the components of the calculation.”

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws of the United States.

Please let me know if you have any further questions after reviewing the Company’s responses. You can reach me at 214-589-8412.

Very truly yours,

/s/ James E. Perry

James E. Perry

Senior Vice President and Chief Financial Officer

cc:	Timothy R. Wallace – Chairman, Chief Executive Officer, and President

Leldon E. Echols – Trinity Industries, Inc. Audit Committee Chairman

S. Theis Rice – Senior Vice President, Human Resources and Chief Legal Officer

Mary E. Henderson – Vice President, Chief Accounting Officer, and Controller